Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Olin Corporation
Commission File No.:  333-203990

The following communication was distributed to certain shareholders of Olin Corporation beginning on September 1, 2015:

AN IMPORTANT REMINDER!

September 1, 2015

Dear Olin Shareholder:

We have previously mailed you a Proxy Statement concerning the upcoming Special Meeting of Shareholders of Olin Corporation (the “Special Meeting”).  According to our latest records, your proxy voting instructions for the Special Meeting have not yet been received.  The Special Meeting is scheduled to be held on September 15, 2015, at 8:30 a.m. local time at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019.

We are seeking your support on three matters to be voted upon at the Special Meeting:

(1)	To consider and vote upon the issuance of shares of Olin Common Stock in the Merger (the “Share Issuance”).

(2)	To approve an amendment to Olin’s Amended and Restated Articles of Incorporation (the “Olin Charter”) to increase the number of authorized shares of Olin Common Stock from 120,000,000 to 240,000,000 (the “Charter Amendment”).

(3)	To consider and vote upon adjournments or postponements of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor to approve the Share Issuance or the Charter Amendment.

Each of these proposals is described in greater detail in the Proxy Statement mailed to you on or about August 17, 2015.  The Board of Directors recommends that you vote “FOR” approval of each of the three proposals.

We are excited by the prospects of our pending merger.  We believe it is important to maximize the participation of shareholders in the voting process as a foundation for the future of the New Olin.  So please act now to ensure your shares are represented at the Special Meeting!

We urge you to vote your shares today, by following either the telephone or Internet voting instructions that are enclosed with this letter.  You may also sign, date, and return the enclosed proxy card in the envelope provided.

Thank you for your prompt attention to this matter and for your continuing support of Olin Corporation.
Joseph D. Rupp
Chairman and Chief Executive Officer

Additional Information and Where to Find It
In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus and Olin has filed a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”).  Both Olin and Spinco expect to file amendments to these registration statements before they become effective.  Olin has also filed a definitive proxy statement on Schedule 14A, which has been sent to Olin shareholders in connection with the special meeting of shareholders in connection with the proposed transaction.  INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND THE REGISTRATION STATEMENTS/PROSPECTUSES AND ANY FURTHER AMENDMENTS THERETO WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION.  Investors and securityholders may obtain a free copy of the definitive proxy statement and the registration statements/prospectuses and any further amendments (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents and any further amendments to the registration statements/prospectuses, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015, and in its definitive proxy statement filed with the SEC on August 17, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC in connection with the proposed transaction.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.